ALLIANCE ENTERTAINMENT HOLDING CORPORATION

8201 PETERS ROAD, SUITE 1000

PLANTATION, FL 33324

December 30, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Alliance Entertainment Holding Corporation
Registration Statement on Form S-3
Filed December 20, 2024
File No: 333-283997

Dear Ms. Reed:

Alliance Entertainment Holding Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-283997) (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, January 3, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Brad Shiffman of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Shiffman at (212) 885-5442 with any questions you may have concerning this request, and please notify Mr. Shiffman when this request for acceleration has been granted.

Very truly yours,

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

By:	/s/ Bruce Ogilvie
Name:	Bruce Ogilvie
Title:	Executive Chairman

cc:	Brad Shiffman, Blank Rome LLP